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                                                                     EX99.9(A)6
                       [Commonwealth logo appears here]

                                                                August 31, 1999

Dear Shareholders:

  Over time, the profitable operations of First Commonwealth Financial Corporation (the "Company") have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our own shares is currently the best alternative to accomplish these objectives. The Board of Directors has approved a repurchase of 2,000,000 shares of the Company's common stock, or approximately 6.5 percent of our 30,991,646 outstanding shares. A copy of the Offer to Purchase is enclosed.

  The Company is conducting the offer through a procedure referred to as a "Modified Dutch Auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not less than $23.00 per share nor in excess of $26.00 per share. Upon expiration of the offer, we will select the purchase price from those shares tendered that will allow us to buy 2,000,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 2,000,000 shares are tendered.

  We encourage each shareholder to read carefully the Offer to Purchase and related materials. Neither First Commonwealth Financial Corporation nor our Board of Directors makes any recommendation with respect to whether you should tender shares to the Company. You should make your decision independently after consulting with your advisors.

  To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as Dealer Manager and Information Agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call toll-free the Dealer Manager/Information Agent at (877) 298-6520 between 9:00 a.m. and 5:00 p.m., New York City time.

  Unless otherwise extended, the offer will expire at 5:00 p.m., New York City time, on September 29, 1999. We again encourage you to read carefully the enclosed material.

  As always, we appreciate your interest in First Commonwealth Financial Corporation.

                                          Sincerely,

                                          /s/ Joseph E. O'Dell

                                          Joseph E. O'Dell
                                          President and Chief Executive
                                           Officer